

Mail Stop 3561

July 11, 2007

Mr. John Pappajohn, Chairman of the Board
Healthcare Acquisition Corp
2116 Financial Center
666 Walnut Street
Des Moines, Iowa 50309

> **Re:** **Healthcare Acquisition Corp**
> **Preliminary Proxy Statement**
> **Filed on June 29, 2007**
> **File No. 1-32587**

Dear Mr. Pappajohn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comments seven and eight of our letter dated June 26, 2007 and the additional disclosure on pages 66 and 68. The additional disclosure states that your management believes that the revenue projections provided by PharmAthene were prepared using similar criteria and methods considered by research analyst. Please revise to clarify the basis and confirm if the companies with drugs not yet marketable also rely on estimates of possible sales to SNS.

2.   In connection with the preceding comment, please revise to clarify if you received any direct indication from SNS that they would purchase your products.

3.   We note the additional disclosure on page 69 in response to comment 12 of our letter dated June 26, 2007. Please revise to clarify how you "tempered such consideration" because of the different rights and abilities of the private investors versus common stock holders. In that regard, reconcile the "tempering" with the fact that the target based the share price on the price of the preferred securities.

4.   We note the proposed disclosure concerning your relationship with Medarex. What you have disclosed does not appear to discuss the principal and material terms of the agreement. Please revise to disclose all material terms of your agreement with Medarex. Specifically address how profits will be shared with Medarex or provide us with an analysis why this information is not material to an investor. Please revise accordingly.

5.   Also in connection with your proposed revisions, clarify how you will obtain the funds to further the development of Valortim. On page 108 you disclose that you expect grants to fund the remaining development of Valortim. Will those grants be received by you or Medarex? It would appear that grants received by Medarex would not aid in your ability to receive revenues from the sale of Valortim.

General

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or David Link, who supervised the review of your filing, at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: Brian Daughney
    (212) 370-7889